Exhibit (g)

Talking Points for Shareholder Call

Hello, [Shareholder Name]. This is [Name] from Thornburg Mortgage. May I have a moment of your time to discuss our Exchange Offer and Consent Solicitation for your preferred shares of Thornburg Mortgage?

Per our Offering Circular and other materials mailed on July 23, 2008, we are offering $5.00 in cash and 3.5 shares of Thornburg Mortgage common stock in exchange for each share of Thornburg Mortgage Series [C, D, E and F] [share specific] Preferred Stock you own. In addition, we are requesting your consent to proposed charter amendments to modify the terms of the preferred stock.

This offer is currently scheduled to expire at 10am eastern on August 20, 2008. You must contact your broker to tender your shares before that date.

While we understand that the consideration offered is below the liquidation price, it is at a premium to the current market value of your investment and at a significant premium to the value of the Preferred Stock at the time we negotiated and entered into a binding term sheet for our March 31, 2008 financing transaction. More importantly, if the exchange offer does not succeed, the company will have limited—if any—opportunity to return to profitability or generate any return on your investment over the long term.

If the exchange offer doesn’t succeed, here are the consequences:

1.	Our ability to extend our financing arrangements for our mortgage-backed securities or find alternative financing for those mortgage assets will be extremely difficult and the assets may have to be sold or liquidated to satisfy the debt, effectively eliminating any chance for value recovery for shareholders.

2.	Even if we are able to arrange continued financing, at the termination of the Override Agreement with our reverse repurchase agreement lenders in March 2009, we will be required under the Principal Participation Agreement to pay out all incoming principal payments on a significant portion of the mortgage assets in our portfolio to the new investors during the term of the Principal Participation Agreement. These payments will not reduce the principal balance of our outstanding $305 million of senior notes, $1.15 billion of senior subordinated notes or any other indebtedness. In addition, the company will not be able to use the principal payments to grow the balance sheet and help us to return to normalized operations. Furthermore, as part of the Principal Participation Agreement, at the end of its seven-year term, the new investors have the right to liquidate the assets and keep all of the proceeds. If we receive valid tenders for 66 2/3% of each series of preferred stock and are able to successfully complete the exchange offer, the Principal Participation Agreement will be automatically terminated and our cash flow will be greatly enhanced after March 2009.

3.	We will have to continue to pay 18% interest on the company’s senior subordinated debt, rather than the 12% interest if the exchange offer succeeds. In short, this means that we will have to pay out an additional $69 million annually to the investors in these notes – capital that could have been reinvested in our business to help us return to normalized business operations.

Again, this offer will close at 10am eastern on August 20, 2008. You must contact your broker to validly tender your shares before that date.

Thank you for your time. By tendering, you are giving us the opportunity to rebuild your investment as we rebuild the company. We are working diligently to restore stability in the company, and we do believe that with your support our ability to resume normalized business operations will be greatly improved.